

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

<u>Via E-mail</u>
Ms. Danielle Beauchamp
President and Director
Entourage Mining Ltd
1390A William Road
Montreal, Quebec Canada H3C 1R5

> **Re:     Entourage Mining Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed June 5, 2014**
> **File No. 000-50305**

Dear Ms. Beauchamp:

We issued comments to you on the above captioned filing on October 15, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 23, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact George Schuler, at (202) 551-3718 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director